

SI 05040410 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50875 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Liberty Ridge Drive
(No. and Street)

Wayne (City) PA (State) 19087-5593 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Black 720-200-7780 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110-2371 (Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL


RECEIVED
2005

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

## OATH OR AFFIRMATION

I, Mark Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHELLIE HUNTER
NOTARY
PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES:
September 7, 2008

Signature

CFO
Title

Shellie Hunter
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

## Independent Auditors' Report

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying balance sheet of Old Mutual Investment Partners as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from July 1, 2004 through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2004, and the results of its operations and its cash flows for the period described above in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 23, 2005

## OLD MUTUAL INVESTMENT PARTNERS

Balance Sheet

December 31, 2004

**Assets**

| | | |
|---|---|---|
| Cash | $ | 2,364,874 |
| Commissions receivable from affiliates | | 27,101 |
| Commissions receivable | | 12,813 |
| Receivables from affiliates | | 944,278 |
| Prepaid expenses | | 99,220 |
| Prepaid C share commissions | | 90,211 |
| Fixed assets, net of accumulated depreciation of $121,979 | | 1,679,014 |
| Deferred tax assets | | 312,494 |
| Deposits with transfer agent and others | | 35,397 |
| Total assets | $ | 5,565,402 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ | 42,575 |
| Deferred rent | | 352,525 |
| Payables to affiliates | | 466,192 |
| Accounts payable, accrued expenses, and other liabilities | | 269,846 |
| | | 1,131,138 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock, $100 par value. Authorized 100,000 shares; issued and outstanding 10 shares | | 1,000 |
| Additional paid-in capital | | 6,589,098 |
| Accumulated deficit | | (2,155,834) |
| Total stockholder's equity | | 4,434,264 |
| Total liabilities and stockholder's equity | $ | 5,565,402 |

See accompanying notes to financial statements.

## OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Period from July 1, 2004 through December 31, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 155,591 |
| Interest and dividends | | 7,659 |
| | | 163,250 |
| Operating expenses: | | |
| Compensation and related expenses | | 1,932,962 |
| Advertising and promotions | | 691,208 |
| Systems and data costs | | 176,851 |
| Occupancy | | 173,694 |
| Registration fees | | 158,337 |
| Distribution fees | | 116,537 |
| Professional fees | | 83,402 |
| Other operating expenses | | 146,927 |
| Total operating expenses | | 3,479,918 |
| Net loss before income tax benefit | | (3,316,668) |
| Income tax benefit | | (1,160,834) |
| Net loss | $ | (2,155,834) |

See accompanying notes to financial statements.

**OLD MUTUAL INVESTMENT PARTNERS**

Statement of Changes in Stockholder's Equity

Period from July 1, 2004 through December 31, 2004

| | Common stock | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance, July 1, 2004 | $ — | — | — | — |
| Capital contributions | 1,000 | 7,437,438 | — | 7,438,438 |
| Net loss | — | — | (2,155,834) | (2,155,834) |
| Return of capital for the current portion of NOL utilized in the consolidated federal tax return of OMUSH | — | (848,340) | — | (848,340) |
| Balance, December 31, 2004 | $ 1,000 | 6,589,098 | (2,155,834) | 4,434,264 |

See accompanying notes to financial statements.

**OLD MUTUAL INVESTMENT PARTNERS**

Statement of Cash Flows

Period from July 1, 2004 through December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (2,155,834) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Provision for income taxes | | (1,160,834) |
| Depreciation | | 121,979 |
| Changes in operating assets and liabilities: | | |
| Increase in deposits with clearing organizations | | (35,397) |
| Increase in commissions receivable | | (39,914) |
| Increase in receivable from affiliates | | (944,278) |
| Increase in prepaid expenses | | (99,220) |
| Increase in prepaid C share commissions | | (90,211) |
| Increase in commissions payable | | 42,575 |
| Increase in deferred rent | | 352,525 |
| Increase in payables to affiliates | | 466,192 |
| Increase in accounts payable, accrued expenses and other liabilities | | 269,846 |
| Net cash used in operating activities | | (3,272,571) |
| Cash flows from financing activities: | | |
| Capital contributions | | 7,438,438 |
| Cash flows used in investing activities: | | |
| Purchase of fixed assets | | (1,800,993) |
| Net increase in cash | | 2,364,874 |
| Cash, beginning of period | | — |
| Cash, end of period | $ | 2,364,874 |
| Supplemental disclosure of non-cash financing activity: | | |
| Return of capital for the current portion of NOL utilized in the consolidated federal tax return of OMUSH | $ | (848,340) |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP), a Pennsylvania business trust, is a downstream affiliate of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds managed by OMCAP and the PBHG Funds and the PBHG Insurance Series Fund (collectively, the Funds), which are managed by Liberty Ridge Capital, Inc. (an OMUSH subsidiary). OMIP promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc. The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), an indirect downstream affiliate of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

### *(a) Revenue Recognition*

Commission income is accrued as earned based upon fund sales commissions retained by the Company after reallowance to other broker-dealers.

### *(b) Fixed Assets*

Fixed assets are stated at cost.

Depreciation on fixed assets is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation for the period ended December 31, 2004 was $121,979.

### *(c) Income Taxes*

The Company uses the asset and liability method of accounting for income taxes on a pro rata basis. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to the Parent's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax (AMT) payable or carryforward, net operating loss carryforwards, or other credit carryforwards that do not exist in the Parent's consolidated tax return.



(Continued)

The need for a valuation allowance on deferred tax assets is assessed at the consolidated OMUSH level and allocated to the Company on a pro rata basis using those Company's deferred tax assets that require the valuation allowance. The Company does not record a valuation allowance unless one is recorded at the consolidated OMUSH level.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The Company will not be compensated by OMUSH for the use of the net loss in the consolidated federal income tax return that is used to offset income of other members of the group and therefore this amount is shown as a return of capital.

*(d) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements. Actual results could differ from those estimates

## (2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMCAP intends to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

## (3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $1,233,736, which was $965,868 in excess of the minimum net capital required (which is equal to; net capital less minimum net capital required, less fidelity bond deductible, plus the fidelity bond deductible allowed which is equal to the greater of $5,000 or 10% of the minimum net capital required), and a ratio of aggregate indebtedness to net capital of 0.92 to 1.

At December 31, 2004, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

## (4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records an intercompany liability.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

## (5) Income Taxes

The components of the provision for income taxes computed as if the Company were a separate taxpayer, are as follows:

| | | |
|---|---|---|
| Current federal benefit | $ | (848,340) |
| Deferred federal benefit | | (312,494) |
| | $ | (1,160,834) |

The Company is organized as a business trust in the Commonwealth of Pennsylvania and is exempt from state income tax.

At December 31, 2004, the Company has a deferred tax asset of $312,494, which is a result of the federal net operating loss carryforward. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies, which are both prudent and feasible and would be implemented, in making this assessment. Based on the projections of future taxable income over the period in which the deferred tax assets are deductible and available tax planning strategies, management believes it is more likely than not that the Company will realize the benefit of these deductible differences reported as of December 31, 2004. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

## (6) Fixed Assets

As of December 31, 2004, fixed assets consist of the following:

| | | |
|---|---|---|
| Computer equipment | $ | 942,131 |
| Computer software | | 27,072 |
| Office equipment | | 72,656 |
| Furniture and equipment | | 208,921 |
| Leasehold improvements | | 550,213 |
| | | 1,800,993 |
| Accumulated depreciation | | (121,979) |
| | $ | 1,679,014 |

## (7) Lease Payments

The Company is party to various operating leases. Future minimum payments under all operating leases pertaining to the Company amount to approximately $164,384 in 2005, $258,317 in 2006, $271,737 in 2007, $285,156 in 2008, and $221,415 in 2009.

**OLD MUTUAL INVESTMENT PARTNERS**

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2004, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule). Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

Schedule I

# OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2004

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 4,434,264 |
| Deduct nonallowable assets: | | |
| Commissions receivable from affiliate | | 27,101 |
| Commissions receivable | | 12,813 |
| Receivable from affiliate | | 944,278 |
| Fixed assets less accumulated depreciation | | 1,679,014 |
| Prepaids and deposits | | 224,828 |
| Deferred tax asset | | 312,494 |
| | | 3,200,528 |
| Haircut on securities owned | | — |
| Net capital | $ | 1,233,736 |
| Aggregate indebtedness | $ | 1,131,138 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required: 6-2/3% of total aggregate indebtedness, but not less than $25,000 | $ | 75,409 |
| Fidelity Bond deductible allowed (greater of $5,000 or 10% of minimum, net capital required) | | 7,541 |
| Fidelity Bond deductible | | 200,000 |
| Net excess Fidelity Bond deductible | $ | 192,459 |
| Excess of net capital over requirement | $ | 965,868 |
| Excess of net capital at 1,500% | | 1,158,327 |
| Excess of net capital at 1,000% | | 1,120,622 |
| Ratio of aggregate indebtedness to net capital | | 0.92 to 1 |

There were no material differences between the Company's computation of net capital as reflected on amended Form X-17 A-5, Part IIA and the above computation.

See accompanying independent auditors' report.



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

**Supplemental Independent Auditors' Report on the Internal Control Structure Required by Rule 17a-5**

Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements and supplemental schedules of Old Mutual Investment Partners (the Company), for the period ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



(Continued)



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 23, 2005